Coty Inc.
350 Fifth Avenue
New York, New York 10118
Attn: Laurent Mercier

April 27, 2021

By EDGAR “CORRESP” Designation

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Terence O’Brien
Tracey McKoy
Jeanne Baker

Re: Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2020
Form 8-K Filed February 9, 2021
File No: 1-35964

Ladies and Gentlemen:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated April 23, 2021, (“April Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2020, filed on August 27, 2020 and Form 8-K, filed on February 9, 2021. As discussed with the Staff, the Company requests additional time to respond to the April Comment Letter and will respond by May 28, 2021.

If you have any questions regarding the above, please do not hesitate to call me at +1-347-291-5093.

Very truly yours,

/s/ Kristin Blazewicz
___________________________
Kristin Blazewicz
Chief Legal Officer, General Counsel and Secretary